EXHIBIT 3.1

AMESITE, INC.

AMENDMENT TO BYLAWS

This Amendment to the Bylaws (the “Bylaws”) of Amesite, Inc., as adopted by the Board of Directors pursuant to Article X of said Bylaws, is effective as of the 10th day of May, 2024.

Article II, Section 2.8 of the Bylaws, entitled “Quorum”, be, and hereby is, deleted in its entirety and replaced with the following:

“2.8 QUORUM.

Unless otherwise provided by law, the certificate of incorporation or these bylaws, the holders of thirty-three and one-third percent in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.”